UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available For Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6

Supplemental Schedule
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i		12

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
	Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 have been omitted because they are not applicable.
Signature		13

EXHIBIT

23.01	Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SCANA Corporation
Stock Purchase – Savings Plan
Cayce, South Carolina

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation Stock Purchase–Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 27, 2011

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2010	2009

Investments at Fair Value -
Participant Directed Investments	$747,618	$661,955

Receivables:
Interest Receivable	-	14
Contributions Receivable – Employer	1,527	1,565
SCANA Corporation Dividends Receivable	6,274	6,091
Participant Notes Receivable	23,843	20,671
Total Receivables	31,644	28,341

Net Assets Available for Benefits at Fair Value	779,262	690,296
Adjustments From Fair Value To Contract Value for Fully Benefit-Responsive Stable Value Fund	-	1,585
Net Assets Available for Benefits	$779,262	$691,881

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010 (Thousands of Dollars)

Additions:
Investment Income:
Interest and Dividends	$25,545
Net Appreciation in Fair Value of Investments	57,012
Total Investment Income	82,557
Contributions:
Company and Participating Subsidiaries’ Match	20,683
Participating Employees	28,511
Total Contributions	49,194
Total Additions	131,751

Deductions:
Distributions to Participants	(43,922)
Administrative Expenses	(448)
Total Deductions	(44,370)

Increase In Net Assets	87,381

Net Assets Available for Benefits, Beginning of Year	691,881

Net Assets Available for Benefits, End of Year	$779,262

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.                Summary of Accounting Policies

 Basis of Accounting - The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Quoted market prices are used to value the shares of common stock.

Bank of America, N.A. Retirement Preservation Trust (the Fund), formerly a stable value fund, was a common collective trust fund sponsored by Bank of America, N.A. The beneficial interest of each participant was represented by units. Units were issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distributions to the Fund's unit holders were declared daily from net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It was the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there was no guarantee that the Fund would be able to maintain this value.

    On October 6, 2010, the Fund changed from a stable value fund to a short-term bond fund. For the period from January 1, 2010 through October 6, 2010, investments held by the Trust were reported at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. The most significant change was the elimination of the Trust’s wrap contracts and the change from contract value to fair value accounting. Investments held by the Trust at year end are reported at fair value. As a result there is no longer a requirement to present an adjustment from fair value to contract value for the Plan year ended December 31, 2010. The net asset value remained at $1 per unit for the entire Plan year. Effective February 16, 2011, funds invested in the Fund were transferred to the Wells Fargo Stable Return Fund and the Fund was removed as an available investment choice.

Prior to October 6, 2010, participants could direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposed certain restrictions on the Plan, and the Fund itself could be subject to circumstances that impacted its ability to transact at contract value.

Certain employer-initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of employer or plan) were not eligible for contract value disbursements even from fully benefit-responsive contracts. These events could have caused liquidation of all or a portion of a contract at a market value adjustment. If the likelihood of such a non-book value withdrawal incident was imminent, it might have been necessary to consider a revaluation of those particular contract(s).

The Trust was unlikely to maintain a stable contract value if, for any reason, it could not obtain or maintain wrap contracts covering all of its underlying securities. This could have resulted in the Trust’s inability to promptly find a replacement wrap contract following termination of a wrap contract. There are a limited number of wrap issuers.

In accordance with accounting guidance, the Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented as of December 31, 2009 representing the adjustment from fair value to contract value.

Effective January 29, 2010, the American Century Income and Growth Fund was terminated and all assets mapped to the INVESCO 500 Index Trust.

Effective October 15, 2010, the American Funds EuroPacific Growth Fund, PIMCO Total Return Fund and the RS Partners Fund changed to a different fund class. The investments and policies of the underlying funds did not change.

Effective October 25, 2010, The INVESCO 500 Index Trust was replaced with the Vanguard 500 Index Fund. The investment policy and risk and return characteristics of the Vanguard 500 Index Fund are the same as the INVESCO 500 Index Trust.

Effective March 15, 2011, The Vanguard Explorer Fund was replaced with the ING Small Cap Opportunities Fund. The investment policy and risk and return characteristics of the ING Small Cap Opportunities Fund are the same as the Vanguard Explorer Fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on their payment date.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected.  Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are accrued daily and charged to the Plan at the end of each month.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

    Payment of Benefits - Benefits are recorded when paid.

New Accounting Matters -  In January 2010, accounting guidance was issued adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  This guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this guidance did not affect the Plan's financial statements.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted this ASU in 2010. The adoption did not have a material effect on the Plan’s financial statements.

2.       Description of the Plan

          The following description of the Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company to be eligible to be a participant in the Plan.  The Plan is a profit sharing plan with stock bonus and employee stock ownership components.  The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m).  The stock bonus and employee stock ownership components (the assets of which are initially invested in the Common Stock Fund, which invests solely in the Company’s common stock) are intended to qualify under Code sections 401(a) and 4975(e)(7).  The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement.  Administrative expenses are paid primarily by the Company and partly by the employees (from their Plan accounts).  A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - The Plan allows participants to contribute up to 25% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations.  The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings.  Participants who are age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law may make catch-up contributions.  The Plan allows for the acceptance of Direct Rollovers from eligible retirement plans, including Individual Retirement Accounts.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses.  Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant.  The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company’s common stock and a group of mutual funds and common collective trust funds.  The Company’s and participating subsidiaries’ matching contributions are initially invested in shares of the Company’s common stock but may be transferred by the Participant at any time thereafter to any other investment option in the Plan.

Vesting - Participants fully and immediately vest in all contributions, whether made by participants, the Company or participating subsidiaries.

Participant Loans - Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less.  The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated.  Principal and interest is repaid ratably through payroll deduction.   Within 30 days of termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s account balance will be reduced by the outstanding amount of the loan causing the Participant to incur taxable income in the amount of the outstanding loan balance, including interest. However, pursuant to Code Regulations, a participant may treat the amount of the outstanding loan balance, including interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant.

Distributions and Withdrawals - Before attainment of age 59 -1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution accounts.  A distribution from the Company matching contribution account may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made.  However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution.  Participants may not receive in-service withdrawals from their Tax Deferred Savings accounts before attaining age 59-1/2 unless they can demonstrate a financial hardship.  Participants may receive full distributions from their accounts after attaining age 59 -1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock allocated to the employee stock ownership component of the Plan are distributed to participants.  Participants may elect on a quarterly basis to have these dividends reinvested in Company common stock in lieu of such distribution.

Federal Income Tax Status - The Plan received a determination letter from the Internal Revenue Service dated April 5, 2002 indicating that the Plan complied with all required amendments and satisfied all applicable requirements of the Code through December 31, 2001.  The Plan has been amended subsequent to receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Pursuant to Code Regulations, the Plan filed a request for a determination letter on January 29, 2010.
    As of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.       Investments

The Plan’s sole investment that represented 5% or more of the Plan’s net assets available for benefits was SCANA Corporation common stock of $536.6 million (13.2 million shares) as of December 31, 2010 and $487.5 million (12.9 million shares) as of December 31, 2009.

During the year ended December 31, 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of dollars)
SCANA Corporation Common Stock	$39,214

Common Collective Trust Fund - INVESCO 500 Index Trust	1,329

Mutual Funds:
American Century Income & Growth Fund	(106)
American Funds EuroPacific Growth Fund	1,533
American Funds EuroPacific Growth Fund R5	(118)
American Funds Growth Fund of America	777
Dodge & Cox Stock Fund	2,692
Managers Times Square Mid Cap Growth Fund	1,074
PIMCO Total Return Fund	1,787
PIMCO Total Return Fund Instl	(1,913)
R S Partners Fund Class Y	1,322
R S Partners Fund	977
T. Rowe Price Mid Cap Value Fund	2,409
Vanguard Explorer 500 Index Fund Signal Class	1,075
Vanguard Explorer Fund Admiral	1,919
Vanguard Target Retirement Income Fund	80
Vanguard Target Retirement 2005 Fund	139
Vanguard Target Retirement 2015 Fund	714
Vanguard Target Retirement 2025 Fund	1,160
Vanguard Target Retirement 2035 Fund	643
Vanguard Target Retirement 2045 Fund	305
Total Mutual Funds	16,469
Net appreciation in fair value of investments	$57,012

4.       Exempt Party-In-Interest Transactions

Certain Plan investments are units of participation in common collective trust funds managed by an affiliate of the Trustee and shares of common stock of the Company; therefore, these transactions qualify as permitted party-in-interest transactions.  Certain of the Plan investment funds pay asset-based fees for investment management services.  The Plan paid $0.5 million of investment management expenses to the Trustee during 2010.

At December 31, 2010 and 2009, the Plan held 13.2 million and 12.9 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis or fair value at time of receipt of $499.5 million and $459.3 million, respectively.  During the year ended December 31, 2010, the Plan recorded dividend income of $24.3 million.

5.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009.

December 31, (Thousands of dollars)	2010	2009
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$779,262	$691,881
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	-	(1,585)

Net assets available for benefits per the Form 5500, at fair value	$779,262	$690,296

6.       Reported High and Low Sales Prices of SCANA Corporation Common Stock

The following table sets forth the reported high and low sales prices of SCANA Corporation common stock on the New York Stock Exchange for the calendar periods indicated:

2008	High	Low
First Quarter	$42.70	35.83
Second Quarter	41.32	36.60
Third Quarter	44.06	35.02
Fourth Quarter	40.24	27.75

2009
First Quarter	36.89	26.01
Second Quarter	32.70	28.21
Third Quarter	36.39	31.68
Fourth Quarter	38.64	33.59

2010
First Quarter	38.17	34.23
Second Quarter	39.99	34.73
Third Quarter	40.82	35.23
Fourth Quarter	41.97	40.03

2011
First Quarter	42.83	37.86
Second Quarter (through May 31, 2011)	42.20	38.57

7.       Fair Value Measurements

The assets held by the Plan are measured at fair value.  The Plan values common stock and mutual funds using unadjusted quoted prices from a national stock exchange, such as NYSE and NASDAQ, where the securities are actively traded.  Common collective trusts are valued based primarily on quoted prices from a national stock exchange for similar assets or broker quotes.

    ASC 820, “Fair Value Measurements and Disclosures”, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

    The table below includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2010 and December 31, 2009.

Thousands of dollars	Active Markets For Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
2010
Common Stock - Utilities	$536,620	$-	$536,620

Mutual funds:
Domestic funds	100,916	-	100,916
Balanced funds	33,765	-	33,765
International stock funds	22,869	-	22,869
Fixed income funds	24,816	-	24,816
Total mutual funds	182,366	-	182,366

Common collective trusts:
Short-term bond fund	-	28,632	28,632
Total common collective trusts	-	28,632	28,632

Total	$718,986	$28,632	$747,618

Thousands of dollars	Active Markets For Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
2009
Common Stock - Utilities	$487,545	$-	$487,545

Mutual funds:
Domestic funds	70,016	-	70,016
Balanced funds	25,887	-	25,887
International stock funds	22,210	-	22,210
Fixed income funds	19,079	-	19,079
Total mutual funds	137,192	-	137,192

Common collective trusts:
Index trust	-	13,156	13,156
Stable value fund	-	24,062	24,062
Total common collective trusts	-	37,218	37,218

Total	$624,737	$37,218	$661,955

There were no fair value measurements based on significant unobservable inputs (Level 3) for any period presented.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
 SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
EIN 57-0784499, Plan 002
(Thousands of Dollars)	Cost **	Current Value
* SCANA Corporation Common Stock		$536, 620

* Common Collective Trust Fund:
Bank of America, N.A. Retirement Preservation Trust		28,632

Mutual Funds:
American Funds EuroPacific Growth Fund		22,869
American Funds Growth Fund of America		7,898
Dodge & Cox Stock Fund		26,365
Managers Times Square Mid Cap Growth Fund		7,415
PIMCO Total Return Fund		24,816
R S Partners Fund		11,289
T. Rowe Price Mid Cap Value Fund		20,177
Vanguard 500 Index Fund Signal Class		18,458
Vanguard Explorer Fund Admiral		9,315
Vanguard Target Retirement Income Fund		1,381
Vanguard Target Retirement 2005 Fund		2,876
Vanguard Target Retirement 2015 Fund		8,147
Vanguard Target Retirement 2025 Fund		11,964
Vanguard Target Retirement 2035 Fund		6,341
Vanguard Target Retirement 2045 Fund		3,055

*Loans to participants, with interest rates ranging from 4.25% to 10.0% and maturities ranging from 1 month to 10 years		23,843
Total		$771,461

* Denotes permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Tami S. Haselden
Tami S. Haselden, Plan Manager, on behalf of
Date: June 27, 2011	The SCANA Corporation Stock Purchase-Savings Plan Committee